SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Voltari Corporation
(formerly Motricity, Inc.)
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

92870X309
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2012, as previously amended by Amendment No. 1 to Schedule 13D, filed with the SEC on March 30, 2015, by Amendment No. 2 to Schedule 13D, filed with the SEC on August 7, 2015, by Amendment No. 3 to Schedule 13D, filed with the SEC on December 18, 2017, by Amendment No. 4 to the Schedule 13D, filed with the SEC on December 7, 2018, by Amendment No. 5 to the Schedule 13D, filed with the SEC on February 19, 2019, and by Amendment No. 6 to the Schedule 13D, filed with the SEC on February 25, 2019 (collectively, the “Schedule 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) issued by Voltari Corporation (formerly Motricity, Inc.) (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 5, 2019, certain of the Reporting Persons delivered a letter to the Issuer's board of directors regarding a potential acquisition of the remaining shares of the Issuer's Common Stock by the Reporting Persons in a merger transaction. A copy of this letter is filed herewith as an exhibit and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

1.	Letter from certain of the Reporting Persons to the Board of Directors of the Issuer.

*****

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:  /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:  /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:  /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:  /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:  /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page to Amendment No. 7 to Schedule 13D – Voltari Corporation]

HIGH RIVER LIMITED PARTNERSHIP

March 5, 2019

Board of Directors
Voltari Corporation
767 Fifth Avenue
New York, New York 10153

Ladies & Gentlemen:

As you know, on December 7, 2018, High River Limited Partnership and its affiliates (“us” or “we”) offered to acquire the remaining shares of common stock, $0.001 par value per share (“Common Stock”), of Voltari Corporation (“Voltari”) not owned by us, in a transaction pursuant to which Voltari stockholders would receive $0.58 per share in cash for their shares of Common Stock. On February 19, 2019, we amended our offer to increase the offer price to $0.68 per share and on February 25, 2019, we again amended our offer to increase the offer price to $0.80 per share.

We hereby further increase our offer to $0.86 per share of Common Stock in cash, subject to the same conditions set forth in our original offer letter.

We look forward to hearing from you.

Very truly yours,

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: /s/ Keith Cozza
       Name: Keith Cozza
       Title: Secretary and Treasurer